Exhibit 3.1

AMENDMENT
TO THE
SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
STELLAR ACQUISITION III INC.

1.	The undersigned, being a duly authorized officer of STELLAR ACQUISITION III INC. (the “Corporation”), a corporation existing under the laws of the Republic of the Marshall Islands, does hereby certify as follows:

2.	The name of the Corporation is Stellar Acquisition III Inc.

3.	The Corporation’s Articles of Incorporation were filed in the Office of the Registrar of Corporations of the Republic of the Marshall Islands on December 8, 2015, the Corporation’s Amended and Restated Articles of Incorporation were filed in the Office of the Registrar of Corporations of the Republic of the Marshall Islands on January 29, 2016, and the Corporation’s Second Amended and Restated Articles of Incorporation were filed in the office of the Office of the Registrar of Corporations of the Republic of the Marshall Islands on August 19, 2016.

4.	This Amendment to the Second Amended and Restated Articles of Incorporation amends the Second Amended and Restated Articles of Incorporation of the Corporation.
5.

This Amendment to the Second Amended and Restated Articles of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of shareholders in accordance with the provisions of Section 88 of Division 9 of the Republic of the Marshall Islands Business Corporations Act (the “BCA”).

6.

The text of Section 9.1(b) of Article IX is hereby amended and restated to read in full as follows:

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission on June 30, 2016, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”) established for the benefit of the Public Shareholders (as defined below) pursuant to a trust agreement described in the Registration Statement (the “Trust Agreement”). Except for the withdrawal of interest to pay taxes and for working capital purposes (including repayment from interest of loans made to the Corporation by the Sponsor or application of withdrawn or accrued interest to the Sponsors’ obligation to loan the Corporation money in connection with an extension described in Section 9.1(c) below), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earlier of (i) the completion of the initial Business Combination and (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by the applicable Termination Date (as defined below). Holders of shares of the Corporation’s Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are affiliates of Astra Maritime Corp., Dominium Investments Inc., Magellan Investments Corp. or Firmus Investments Inc. (the “Sponsors”) or officers or directors of the Corporation) are referred to herein as “Public Shareholders.”

7.

Section 9.1(c) of Article IX is hereby amended and restated to read in full as follows:

(c) In the event that the Corporation has not consummated an initial Business Combination by May 24, 2018, the Board of Directors may extend the period of time to consummate a Business Combination up to three times, until August 24, 2018 (the latest such date, the “Termination Date”), each by an additional month, for an aggregate of three additional months, provided that (i) for each such extension the Sponsors (or their designees) must deposit into the Trust Account $0.035 per then outstanding Offering Share per extension in exchange for a non-interest bearing, unsecured promissory note, for maximum aggregate proceeds to the Corporation of $0.105 per then outstanding Offering Share if three extensions occur and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with. The gross proceeds from the issuance of such promissory notes (as well as any other proceeds previously deposited in connection with the three extensions effected prior to the date hereof) will be added to the proceeds from the Offering to be held in the Trust Account and shall be used to fund the redemption of the Offering Shares in accordance with Section 9.2.

8.	The text of Section 9.2(d) of Article IX is hereby amended and restated to read in full as follows:

(d) In the event that the Corporation has not consummated a Business Combination by the applicable Termination Date, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and working capital released to the Corporation and less up to $50,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the BCA to provide for claims of creditors and other requirements of applicable law.

9.	The text of Section 9.7 of Article IX is hereby amended and restated to read in full as follows:

Section 9.7 Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) that would affect the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated a Business Combination by the applicable Termination Date, the Public Shareholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and working capital released to the Corporation), divided by the number of then outstanding Offering Shares. No such amendment may be made to Section 9.2(d) if the redemption of Offering Shares provided pursuant to this Section 9.7 would result in the Corporation having net tangible assets of less than the Redemption Limitation.

IN WITNESS WHEREOF, I have signed this Amendment to the Second Amended and Restated Articles of Incorporation this 24th day of May, 2018.

Name:	/s/ Prokopios (Akis) Tsirigakis
Title:	Co-Chief Executive Officer